LOGICOM INC.
#39516, 105-10151 No.3 Road
Richmond, B.C. V7A 4R6
778-891-5280

BY FAX AND EDGAR

January 12, 2005

Ms. Mary Beth Breslin
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs/Mesdames:

Re: Logicom Inc. - Form SB-2 Registration Statement - File No. 333-118719

The undersigned hereby requests, pursuant to Rule 461(a) of the Securities Act of 1933, as amended, that the Effective Date of the above-noted Form SB-2 Registration Statement be accelerated and become effective at 9:30 a.m. (eastern time) on Tuesday, January 18, 2005 or as soon thereafter as possible.

Yours truly,

LOGICOM INC.

Jing Hong, President